Exhibit 22.0

Subsidiaries of Group 1 Software, Inc.

Group 1 Software Europe, Ltd., a United Kingdom corporation
ARCU, Inc., a Delaware corporation
Group 1 Asia Pacific, Ltd
Group 1 Japan KKK
Group 1 Software Korea, Ltd.
Group 1 Germany Gmbh
Group 1 France, S.A.
Sagent Technology Services Beijing, Ltd.
Sagent U.K., Ltd.